SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 --------------

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           SEA PINES ASSOCIATES, INC.
                              (Name of the Issuer)

                           SEA PINES ASSOCIATES, INC.
                          SEA PINES ASSOCIATES TRUST I
                      (Name of Person(s) Filing Statement)

                            Series A Preferred Stock
                     ($0.722 Dividend Rate/$7.60 Liquidation
                        Preference and Redemption Price)
                         (Title of Class of Securities)

                                    811412204
                      (CUSIP Number of Class of Securities)

         Michael E Lawrence                           Copy to:
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                       and Communications on Behalf of the
                           Person(s) Filing Statement)

                                December 21, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

    Transaction Valuation                           Amount of Filing Fee
         $7,218,000(1)                                   $1,443.60(2)

(1) This amount is based upon the exchange of each outstanding share of Series A Cumulative Preferred Stock for either 2.5 shares of Sea Pines Associates, Inc. common stock, without par value, or one 9.5% Trust Preferred Security (liquidation amount of $7.60 per security) of Sea Pines Associates Trust I. Currently there are 1,228,350 shares of Series A Cumulative Preferred Stock outstanding.

(2) Such a fee comprises one-fiftieth of one percent of the aggregate amount of $7,218,000, the book value of the outstanding shares of Series A Cumulative Preferred Stock as of October 31, 1999.

         [ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not Applicable.

         Form or Registration No.:          Not Applicable.

         Filing Party:                      Not Applicable.

         Date Filed:                        Not Applicable.

Item 1.  Security and Issuer.

                  (a) The name of the issuer of the security to which this statement relates is Sea Pines Associates, Inc., a South Carolina corporation (the "Company"). The address of the principal executive office of the Company is 32 Greenwood Drive, Hilton Head Island, South Carolina 29928.

                  (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to a tender offer by the Company and Sea Pines Associates Trust I, a Delaware statutory business trust (the "Trust") to exchange each share of the Company's outstanding Series A Cumulative Preferred Stock ($0.722 Dividend Rate/$7.60 Liquidation Preference and Redemption Price)("Series A Preferred Stock"), for either 2.5 shares of the Company's Common Stock, without par value ("Common Stock"), or one 9.5% Trust Preferred Security (Liquidation Amount of $7.60 per Trust Preferred Security) of the Trust upon the terms and subject to the conditions set forth in the Exchange Offer dated December 21, 1999 (the "Exchange Offer") and in the related Letter of Transmittal (the "Letter of Transmittal"). The Company will own all the common securities (the "Trust Common Securities") of the Trust.

         As of December 21, 1999, there were 1,228,350 issued and outstanding shares of Series A Preferred Stock, 1,842,525 issued and outstanding shares of Common Stock and no issued and outstanding Trust Preferred Securities.

         The Exchange Offer and the Letter of Transmittal together constitute the "Offer" and are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

         As to participation in the Exchange Offer by officers, directors or affiliates of the Company, the information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Beneficial Ownership" is incorporated herein by reference.

                  (c) The information set forth under the caption "Market Information" in the Exchange Offer is incorporated herein by reference.

                  (d) This Statement is being filed by the Company and its affiliate, the Trust. The address of the Trust is c/o Sea Pines
         Associates Trust I, 32 Greenwood Drive, Hilton Head Island, South Carolina 29928, Attention: Michael E. Lawrence, Administrative Trustee. The Company will own all of the Trust Common Securities

Item 2.  Source and Amount of Funds or Other Consideration.

                  (a) The information set forth in the Exchange Offer under the captions "Prospectus Summary--The Exchange Offer," "Prospectus Summary--Comparison of Common Stock and the Trust Preferred Securities with Series A Preferred Stock," "The Exchange Offer--Terms of the Exchange Offer," "The Exchange Offer--Expiration Date; Extensions;
         Amendments; Termination," "The Exchange Offer--Accrued and Unpaid Dividends on Series A Preferred Stock," "The Exchange Offer--Procedures for Tendering," "Description of Common Stock," "Sea Pines Associates Trust I" "Description of the Trust Preferred Securities," "Description of the Junior Subordinated Debentures," "Description of the Guarantee," "Relationship Among the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantee" and is incorporated herein by reference.

                  (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

The information set forth in the Exchange Offer under the captions "Prospectus Summary--The Exchange Offer-Purpose of the Exchange Offer," "The Exchange
Offer--Purpose of the Exchange Offer" and "Special Factors Related to the Exchange Offer" is incorporated herein by reference.

                  (a) Except for the exchanges of securities as contemplated by the Exchange Offer and the possible subsequent redemption of untendered shares of Series A Preferred Stock as described therein, neither the Company nor the Trust has any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

                  (b)-(d) Not applicable.

                  (e) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer" is incorporated herein by reference.

                  (f)-(h) Not applicable.

                  (i) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Consequences for Unexchanged Series A Preferred Stock" is incorporated herein by reference.

                  (j)   Not applicable.

Item 4.  Interest in Securities of the Issuer.

                  Not applicable.

Item 5.  Contracts,  Arrangements,   Understandings  or  Relationships  With
         Respect to the Issuer's Securities.

                  Not applicable.

Item 6.  Persons Retained, Employed or to be Compensated.

         The information set forth in the Exchange Offer under the caption "The Exchange Offer--Fees and Expenses; Transfer Taxes" is incorporated herein by reference.

Item 7.  Financial Information.

         The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to the decision by the holders of Series A Preferred Stock to tender or hold the Series A Preferred Stock being sought in the Exchange Offer.

                  (a)-(b) The information set forth in the Exchange Offer under the captions "Capitalization," "Selected Consolidated Financial Information," "Selected Pro Forma Financial Information" and "Index to Consolidated Financial Statements" is incorporated herein by reference.

Item 8.  Additional Information.

                  (a)   Not applicable.

                  (b) The Company and the Trust must comply with various sections of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and certain of the rules promulgated thereunder. The Company must also comply with the various requirements of state "blue sky" laws.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) The information set forth in the Exchange Offer and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

                  (a)(1) Exchange Offer Prospectus, dated December 21, 1999.
                     (2) Form of Letter of Transmittal.
                     (3) Chairman's Letter
                     (4) Form of Notice of Guaranteed Delivery.
                     (5) Form of Letter to Brokers, Dealers, Registered Holders,
                         Commercial Banks, Trust Companies and other Nominees.
                     (6) Form of Letter to Clients
                     (7) Consent of Ernst & Young LLP
                     (8) Consent of Smith Capital, Inc.
                     (9) Consent of McNair Law Firm,  P.A.
                         (included in Exhibit (d))

                  (b) Not applicable.

                  (c) Not applicable.

                  (d) Legal Opinion of McNair Law Firm,  P.A. dated
                      December 21, 1999.

                  (e) Not applicable.

                  (f) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1999                           SEA PINES ASSOCIATES, INC.
                                            Buy: s/ Michael E. Lawrence
                                                 --------------------------
                                            Name:   Michael E. Lawrence
                                                 --------------------------
                                            Title:  Chief Executive Officer
                                                 --------------------------

                                            SEA PINES ASSOCIATES TRUST I
                                            Buy: s/ Michael E. Lawrence
                                                 --------------------------
                                            Name:   Michael E. Lawrence
                                                 --------------------------
                                            Title:  Administrative Trustee
                                                 --------------------------

                                  EXHIBIT INDEX

Exhibit
Number            Description
------            -----------

9.(a)(1)          Exchange Offer Prospectus dated December 21 1999.

9.(a)(2)          Form of Letter of Transmittal.

9.(a)(3)          Chairman's Letter

9.(a)(4)          Form of Notice of Guaranteed Delivery.

9.(a)(5) Form of Letter to Brokers, Dealers, Registered Holders, Commercial Banks, Trust Companies and other Nominees.

9.(a)(6)          Form of Letter to Clients

9.(a)(7)          Consent of Ernst & Young LLP

9.(a)(8)          Consent of Smith Capital, Inc.

9.(a)(9)          Consent of McNair Law Firm, P.A. (included in Exhibit 9.(d))

9.(d)             Opinion of McNair Law Firm, P.A. dated December 21, 1999